Exhibit 99.1

News Release

Stantec Inc. 2019 Annual General Meeting of Shareholders Results

EDMONTON, AB; NEW YORK, NY (May 10, 2019) TSX, NYSE: STN

Stantec Inc. (“Stantec” or the “Company”) held its annual general meeting of shareholders in Edmonton on May 10, 2019. A total of approximately 87,756,453 shares (approximately 78.47% of outstanding common shares) were represented in person or by proxy.

The complete voting results from the meeting are as follows:

1.	Election of Directors

Each of the nine nominees listed in the Management Information Circular was elected as a director of Stantec.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Douglas K. Ammerman	83,365,769	95.88	3,584,095	4.12
Richard C. Bradeen	86,505,662	99.49	444,202	0.51
Shelley A. M. Brown	86,683,024	99.69	266,840	0.31
Delores M. Etter	86,343,165	99.30	606,699	0.70
Robert J. Gomes	86,604,425	99.60	345,439	0.40
Susan E. Hartman	82,941,769	95.39	4,008,095	4.61
Gordon A. Johnston	86,662,025	99.67	287,839	0.33
Donald J. Lowry	85,707,441	98.57	1,242,423	1.43
Marie-Lucie Morin	86,214,863	99.15	735,001	0.85

2.	Appointment of Auditors named in the Management Proxy Circular

Ernst & Young LLP, Chartered Professional Accountants, were reappointed as auditors of Stantec until the close of the next annual general meeting of shareholders, and the directors were authorized to fix the remuneration of the auditors.

Votes For	% For	Votes Withheld	% Withheld
84,667,525	96.48	3,088,928	3.52

3.	Non-binding Advisory Vote on Executive Compensation

Shareholders accepted the Company’s approach to executive compensation disclosed in the Management Information Circular delivered in connection with the meeting.

Votes For	% For	Votes Against	% Against
83,531,366	96.07	3,418,496	3.93

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. This allows us to assess what’s needed and connect our expertise, to appreciate nuances and envision what’s never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Investor Contact

Cora Klein

Stantec Investor Relations

780-969-2018

cora.klein@stantec.com

Design with community in mind